UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at March 4, 2008

ROCKWELL DIAMONDS INC.
Suite 1020-800 West Pender Street
Vancouver, British Columbia
V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ John Bristow
President & CEO

Date: March 4, 2008

* Print the name and title of the signing officer under his signature.

1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
www.rockwelldiamonds.com

ROCKWELL ACHIEVES STRONG AVERAGE PRICES FOR ITS
SECOND DIAMOND SALE OF 2008

March 4, 2008, Vancouver, BC - Rockwell Diamonds Inc ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) reports on its second diamond sale this year completed on February 28th, 2008.

The Company offered a total of 1,843.43 carats for sale, representing production from the Wouterspan, Holpan, and Klipdam alluvial diamond operations.

Rockwell realized total revenue of US$ 4,520,000 for this sale, representing an average price of US$2,452 per carat. Sales details from production from the individual operations are tabulated below.

Operation	Sales (carats)	Average Price (US$ per carat)
Wouterspan	758.03	3,891
Holpan	537.50	2,036
Klipdam	547.90	869
TOTAL	1,843.43	2,452

Like in its January sales, prices achieved for the diamonds sold in February showed strength in all categories. Prices for top quality white stones were particularly strong, with strong increases above those achieved for similar goods in the November 2007 sale. A total of 468 carats, 25% of the total production sold, were plus 10 carat stones. Distribution of diamonds larger than 10 carats sold in the February tender by Rockwell was as follows:

•11 stones of 10 - 20 carats
• 3 stones of 21 - 30 carats
• 4 stones of 30 - 40 carats
• 1 stone of 40 - 50 carats
• 1 stone of 60 - 70 carats

The diamonds sold represent production for a 28 day period from mid-January to mid-February 2008; 68% of the production is plus 2 carats in size, which is above the average of 60% plus 2 carats diamonds. Six diamonds of D color quality and over 10 carats in size were recovered. Four of these stones achieved a price of plus $10,000/carat and two diamonds achieved a price of over $20,000/carat.

The diamonds were produced at an operating cost of approximately US$4.00 per tonne, or US$1,364 per carat during the period. The increase in operating cost is attributed primarily due to lower than normal production throughput as the result of power outages from the National electrical utility grid experienced in January (see

Rockwell News Release January 28 2008) and, to a lesser extent, to heavy rain storms experienced at all mines during this period.

President and CEO John Bristow noted "The prices achieved for the second tender were excellent given the nature of the production, which unlike the previous tender did not include any high quality plus 40-carat stones.

Regarding operating costs and our plans to deal with future power outages, the Company has conducted a detailed analysis of all its electricity needs, and introduced electrical usage and costs saving programs at all its operations and offices. We have also placed orders for four standby diesel generator sets to be installed at all of the Company's mines. Delivery time on these generator sets is nine weeks from mid-February."

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.